UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April, 2020

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                         No         X

1

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Annual and Extraordinary General Shareholders’ Meeting held on April 15, 2020

2.	Bylaws of Ultrapar

1

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nr 33.256.439/0001- 39	NIRE 35.300.109.724

Minutes of the Annual and Extraordinary General Shareholders’ Meeting held on April 15, 2020

Date, Time and Location:

April 15, 2020, at 2:00 p.m., at Ultrapar Participações S.A. headquarters (“Company”), located at Av. Brigadeiro Luís Antônio, nr 1,343, 9th floor, in the City and State of São Paulo.

Attendance:

The Shareholders representing 67.5% of the capital stock of the Company were present in the Extraordinary General Shareholders’ Meeting in the Company’s headquarters or participated through the remote voting ballot, pursuant to article 121, of the Brazilian Corporate Law and of the CVM Instruction nº 481/09; and Shareholders representing 67.4% of the capital stock of the Company were present in the Annual General Shareholders’ Meeting.

Also, were present: (i) the Chairman and the Vice-Chairman of the Board of Directors, Mr. Pedro Wongtschowski and Mr. Lucio de Castro Andrade Filho, respectivelly; (ii) the Chief Executive Officer and the Chief Financial and Investor Relations Officer, respectivelly, Mr. Frederico Pinheiro Fleury Curado and Mr. André Pires de Oliveira Dias; (iii) the Coordinator of the Audit and Risks Committee, Mr. Flávio César Maia Luz; (iv) the members of the Fiscal Council of the Company, Mr. Geraldo Toffanello, Mr. Marcelo de Amaral Morais and Mr. William Bezerra Cavalcanti Filho; and, (v) Mr. Marcio Serpejante Peppe, enrolled in CRC under the nr 1SP233011/O-8, representing KPMG Auditores Independentes, the independent auditor of the Company.

Publications:

Call Notice: Published in the newspapers “Diário Oficial do Estado de São Paulo” (official gazette of the State of São Paulo) on March 17, 18 and 19, 2020 and “Valor Econômico” on March 17, 18 and 19, 2020.

Notice to Shareholders: Waived due to the publication of documents referred to Article 133 of the Brazilian Corporate Law, in the newspapers “Diário Oficial do Estado de São Paulo” on February 21th, 2020, under chapter “Empresarial”, pages 14 to 31, and “Valor Econômico” on February 21th, 2020 under special chapter, pages B21 to B28.

Chairman and Secretary of the Meeting:

Chairman – Tatiana Amorim de Brito Machado.

Secretary – André Brickmann Areno.

Agenda:

In accordance with the published Call Notice.

Discussed and approved matters:

1.

After the reading of the synthetic voting map with the vote cast through remote voting ballot, considering the more recent shares position in the Company’s books, which was available to the shareholders, under the paragraph 4 of the article 21-W of CVM Instruction 481/09, it was dismissed, by unanimous vote of the shareholders present, the reading of the documents related to the agenda of this Shareholders Meeting, since they are fully known by the Shareholders. Also, by unanimous vote of the shareholders present, it was approved the minutes of the Shareholders Meeting to be written out as a summary, pursuant to Article 130, paragraph 1st of the Brazilian Corporate Law, and authorized its publication omitting signatures, pursuant to paragraph 2nd of the same article. The voting instructions received at the Meeting were duly filed at the Company’s headquarters.

(Minutes of the Annual and Extraordinary General Shareholders’ Meeting held on April 15, 2020)

At the Annual General Shareholder’s Meeting:

2.

Approved, by the majority of votes, without amendments or qualifications, according to the voting map attached as Annex I of these Minutes, with the abstention of those legally restricted to vote, the Management Report and annual accounts, the Financial Statements of the Company and its notes, as well as the independent auditor’s report and the Fiscal Council reports, related to the fiscal year ended on December 31, 2019.

3.

Approved, by the majority of votes, without amendments or qualifications, according to the voting map attached as Annex I of these Minutes, the destination of net earnings for the fiscal year ended on December 31, 2019, in the amount of R$373,526,310.58 (three hundred and seventy-three million, five hundred and twenty-six thousand, three hundred and ten Reais and fifty-eight cents), as follows:

a)	R$18,676,315.53 (eighteen million, six hundred and seventy-six thousand, three hundred and fifteen Reais and fifty-three cents) will be allocated to the legal reserve; and

b)

R$354,849,995.05 (three hundred and fifty-four million, eight hundred and forty-nine thousand, nine hundred and ninety-five Reais and five cents) were allocated to the payment of dividends to shareholders of common shares, of which R$217,381,649.20 (two hundred seventeen million, three hundred eighty-one thousand six hundred forty-nine Reais and twenty cents), were paid as interim dividends as approved by the Board of Directors on August 14, 2019. The remaining balance of the dividend approved herein, in the amount of R$137,468,345.85 (one hundred and thirty-seven million, four hundred and sixty-eight thousand, three hundred and forty-five Reais and eighty-five cents) was increased by R$124,001,283.27 (one hundred and twenty-four million, one thousand, two hundred and eighty-three Reais and twenty-seven cents) from the investments statutory reserve, were paid to shareholders, as of March 06, 2020.

4.

Approved, by the majority of votes, without amendments or qualifications, according to the voting map attached as Annex I of these Minutes, the maximum global annual limit for the Company’s management compensation in the amount of R$75,000,000.00 (seventy-five million Reais), pursuant to the Management Proposal, filed at the Company’s headquarters.

5.

Based on the request for installation of the Fiscal Council made by a shareholder representing more than 2% (two percent) of the voting shares issued by the Company and pursuant to the Article 161 of Law 6,404/76 and CVM Instruction nr 324/00, it was approved, by the majority of votes, according to the voting map attached as Annex I of these Minutes, the election of the following members, including the effective and alternate members, with term of office until the Annual General Shareholders’ Meeting to be held in 2021 that will examine the documents referred in the Article 133 of the Brazilian Corporate Law, related to the current fiscal year:

•

GERALDO TOFFANELLO (effective member), Brazilian, married, accountant, enrolled in CPF/ME under the nº 075.257.060-72, resident and domiciled at Carlos Trein Street Filho, nº 1.171, apt. 701, in the City of Porto Alegre, State of Rio Grande do Sul;

•

MÁRCIO AUGUSTUS RIBEIRO (alternate member), Brazilian, married, engineer, enrolled in CPF/ME under the nr 006.211.088- 80, resident and domiciled at Canadá Street, nr 43, in the City of Vinhedo, State of São Paulo;

•

MARCELO AMARAL MORAES (effective member), Brazilian, divorced, bacharel in economics, enrolled in CPF/ME under the nº 929.390.077-72, resident and domiciled at Juriti Avenue, nr. 530, apt. 111, in the City and State of São Paulo;

•

PEDRO OZIRES PREDEUS (alternate member), Brazilian, married, accountant, enrolled in CPF/MF under the nr 005.474.508-00, resident and domiciled at Marechal Hastimphilo de Moura Street, nr 338-C, apt 23-B, in the City and State of São Paulo;

•

WILLIAM BEZERRA CAVALCANTI FILHO (effective member), Brazilian, married, economist, enrolled in CPF/ME under the nr 530.627.607-53, resident and domiciled at Gomes Carneiro Street, nr 55, apt. 101, in the City and State of Rio de Janeiro; and

•

CARLOS ROBERTO DE ALBUQUERQUE SÁ(alternate member), Brazilian, married, accountant, enrolled in CPF/ME under the nr 212.107.217-91, resident and domiciled at Betram Street, nr 37, in the City and State of São Paulo.

6.

Approved, by the majority of votes, without amendments or qualifications, according to the voting map attached as Annex I of these Minutes, the compensation for the members of the Fiscal Council herein elected, provided that the president of the Fiscal Council will be entitled to receive a monthly compensation of R$22,000.00 (twenty two thousand Reais) and the other effective members will be entitled to receive a monthly compensation of R$17,500.00 (seventeen thousand and five hundred Reais).

(Minutes of the Annual and Extraordinary General Shareholders’ Meeting held on April 15, 2020)

At the Extraordinary Shareholder’s Meeting:

7.

Approved, by the majority of votes, without amendments or qualifications, according to the voting map attached as Annex I of these Minutes, the ratification of the modification of the number of common shares into which the Company’s capital stock is divided, within the limit of the authorized capital pursuant to Article 6 of the Company’s Bylaws, due to partial exercise of the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A., by the Company, approved by the Extraordinary General Meeting held on January 31, 2014. As a consequence , it was ratified that the Company’s capital stock is represented by 1,114,918,734 (one billion, one hundred and fourteen million, nine hundred and eighteen thousand, seven hundred and thirty-four) common shares, all nominative, with no par value, and the modification of the caput of Article 5 of the Company’s Bylaws.

General Observations and Closing:

•

The Chairman stated that voting instructions were received, including the voting instruction of The Bank of New York Mellon, with the respectively vote cast, which are filed in the Company’s headquarters, and will be attached to this Minutes. The other documents related to this Shareholders meeting were also filed at the Companys headquarters, duly signed by the Secretary of the meeting.

•

In compliance with article 21, paragraph 6 and article 30, paragraph 4 of the CVM Instruction 480/09, the total votes of approval, rejection or abstention in each item are included in the Annex I, that shall be considered part of the present document.

•	The Fiscal Council members hereby elected, will be invested on their offices on this date, upon the signature of the respective deeds of investiture filed at the Company’s headquarters

•

The Fiscal Council members hereby elected were previously consulted and have declared that: (i) there are no ongoing impediments which would prevent them from exercising their activities in the designated offices, (ii) do not hold positions in companies which may be considered competitors of the Company and (iii) do not have any conflict of interest with the Company, in accordance with Article 147 of the Brazilian Corporate Law and with the CVM Instruction nr 367/02. The new members hereby elected declare to be fully aware about the corporate policies of the Company, including the Material Notice Disclosure Policy and Securities Trading Policy.

As there were no further matters to be discussed, the Meeting was finished, and these minutes were presented, read, approved and duly signed by the shareholders present.

PEDRO WONGTSCHOWSKI – as Chairman of the Board of Directors of the Company.

LUCIO DE CASTRO ANDRADE FILHO – as Vice-Chairman of the Board of Directors and shareholder of the Company.

FREDERICO PINHEIRO FLEURY CURADO – as Chief Executive Officer of the Company.

ANDRÉ PIRES DE OLIVEIRA DIAS – as Chief Financial and Investor Relations Officer of the Company.

ULTRA S.A. PARTICIPAÇÕES

PARTH DO BRASIL PARTICIPAÇÕES LTDA.

BETTINA IGEL HOFFENBERG

JENNINGS IGEL HOFFENBERG

PEDRO IGEL DE BARROS SALLES

(Minutes of the Annual and Extraordinary General Shareholders’ Meeting held on April 15, 2020)

ROBERTO KUTSCHAT NETO; JOÃO BENJAMIN PAROLIN; MIGUEL ROTHMANN JARROS; HELANO PEREIRA GOMES; RODRIGO DE ALMEIDA PIZZINATTO; TABAJARA BERTELLI COSTA; JULIO CESAR NOGUEIRA; ANA PAULA SANTORO CORIA; JERONIMO JOSÉ MERLO DOS SANTOS; ANDRÉA CAMPOS SOARES; FLAVIO DO COUTO BEZERRA CAVALCANTI; MIGUEL LACERDA DE ALMEIDA; ANDRÉ LUIZ PEDRO BREGION; MARCELLO DE SIMONE; JOSÉ AUGUSTO DUTRA NOGUEIRA, ANDRÉ PIRES DE OLIVEIRA DIAS

SHARP LONG BIASED MASTER FUNDO DE INVESTIMENTO DE AÇÕES; SHARP EQUITY VALUE MASTER FUNDO DE INVESTIMENTO DE AÇÕES; GENIPABU FUNDO DE INVESTIMENTO EM AÇÕES; SHARP IBOVESPA ATIVO A MASTER FUNDO DE INVESTIMENTO DE AÇÕES; SHARP ESTRATÉGIA STB FUNDO DE INVESTIMENTO MULTIMERCADO; SCC FUNDO DE INVESTIMENTO MULTIMERCADO; FRG FUNDO DE INVESTIMENTO EM AÇÕES SHARP; FUNDO DE INVESTIMENTO EM AÇÕES GAP VALOR PERNAMBUCO; SHARP LONG SHORT 2X MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; SHARP LONG SHORT FUNDO DE INVESTIMENTO MULTIMERCADO; SERPROS FUNDO DE INVESTIMENTO EM AÇÕES KENOBI; SHARP EQUITY VALUE INSTITUCIONAL FUNDO DE INVESTIMENTO DE AÇÕES; DUO SHARP FUNDO DE INVESTIMENTO DE AÇÕES; SHARP CONTINENTE FUNDO DE INVESTIMENTO EM AÇÕES; SHARP MULTIMANAGER BBDC FUNDO DE INVESTIMENTO MULTIMERCADO; SHARP ARPOADOR IBRX ATIVO FUNDO DE INVESTIMENTO EM AÇÕES; SHARP ALÍSIOS FUNDO DE INVESTIMENTO DE AÇÕES; SHARP IBOVESPA ATIVO MASTER FUNDO DE INVESTIMENTO DE AÇÕES

ABSOLUTO LLC; BTG PACTUAL ABSOLUTO BRASIL EQUITY FI RV; BTG PACTUAL ABSOLUTO FIA PREVIDENCIARIO; BTG PACTUAL ABSOLUTO INSTITUCIONAL MASTER FIA; BTG PACTUAL ABSOLUTO LS MASTER FIA; BTG PACTUAL ABSOLUTO MASTER FIA; BTG PACTUAL ABSOLUTO PREVIDENCIA FIA; BTG PACTUAL DISCOVERY FIM; BTG PACTUAL DIVIDENDOS MASTER FIA; BTG PACTUAL HEDGE FDO DE INVEST MULTIMERCADO; BTG PACTUAL HIGHLANDS FIM; BTG PACTUAL MULTI ACOES FIA; BTG PACTUAL MULTIMANAGER BBDC FIM; BTG PACTUAL MULTISTRATEGIES ADVANCED FIM; BTG PACTUAL MULTISTRATEGIES ADVANCED PLUS FIM; FIA AMIS; FUNDO DE INVESTIMENTO CAIXA BTG PACTUAL X 10 MULTIMERCADO LP; FUNDO DE INVESTIMENTO FUNPRESP MULTIMERCADO

THE BANK OF NEW YORK MELLON

AXA OR ET MATIERE PREMIERE; JANUS HENDERSON EMERGING MARKETS MANAGED VOLATILITY FUND; THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED IN ITS CAPACITY AS TRUSTEE OF THE BNZ WHOLESALE INTERNATIONAL EQUITIES (INDEX) FUND

IT NOW IBOVESPA FUNDO DE ÍNDICE; IT NOW IGCT FUNDO DE INDICE; IT NOW PIBB IBRX-50 FUNDO DE ÍNDICE; ITAU CAIXA ACOES FI; ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA; ITAU GOVERNANCA CORPORATIVA ACOES FI; ITAU HEDGE PLUS MULTIMERCADO FI; ITAU IBOVESPA ATIVO MASTER FIA; ITAU INDEX ACOES IBRX FI; ITAU PHOENIX ACOES FI; ITAÚ AÇÕES DIVIDENDOS FI; ITAÚ HEDGE MULTIMERCADO FUNDO DE INVESTIMENTO; ITAÚ IBRX ATIVO MASTER FIA; ITAÚ INDEX AÇÕES IBOVESPA FI; ITAÚ LONG AND SHORT PLUS MULTIMERCADO FI; ITAÚ MULTIMERCADO GLOBAL EQUITY HEDGE FI; ITAÚ MULTIMERCADO LONG AND SHORT FI; ITAÚ PREVIDÊNCIA IBRX FIA; LONG BIAS MULTIMERCADO FI; WM IBOVESPA PLUS FUNDO DE INVESTIMENTO EM AÇÕES

BLACKWELL PARTNERS LLC SERIES A; NUSHARES ESG EM MKTS EQ ETF—TRI

PINEHURST PARTNERS, L.P.; STICHTING PENSIOENFONDS PGB;

(Minutes of the Annual and Extraordinary General Shareholders’ Meeting held on April 15, 2020)

HAREHOLDERS EXERCING THE VOTE BY THE REMOTE VOTING BALLOT:

Aberdeen Investment Funds UK Icvc II—Aberdeen em; Abu Dhabi Retirement Pensions and Benefits Fund; Advanced Series TR—Ast Blackrock GL Strategies Portfolio; Advanced Series Trust—Ast Parametric Eme Portfolio; Alaska Common Trust Fund; Alaska Permanent Fund; Alliancebernstein Delaware Business Trust—A I All-C P S; Allianz GL Investors Gmbh ON Behalf of Allianzgi-Fonds Dspt; Amergen Clinton Nuclear Power Plant Nonqualified Fund; American Heart Association, Inc.; Arizona Psprs Trust; Ascension Alpha Fund, LLC; Asset Management Exchange Ucits Ccf; Association D B e D R D P e P D L V M; Aviva I Investment Funds Icvc—Aviva I International I T F; Aviva Investors; Aviva Life Pensions UK Limited; Bellsouth Corporation Rfa Veba Trust; Beresford Funds Public Limited Company; Blackrock A. M. S. AG ON B. of I. E. M. E. I. F. (Ch); Blackrock Advantage E. M. Fund of Blackrock Funds; Blackrock Advantage Global Fund Inc; Blackrock Asset Manag IR LT I Its Cap A M F T Bkr I S FD; Blackrock Cdn Msci Emerging Markets Index Fund; Blackrock Global Index Funds; Blackrock Institutional Trust Company na; Blackrock Life Limited; Blackrock Life Limited—DC Overseas Equity Fund; Blackrock Msci Acwi Esg Focus Index Fund; Blackrock Strategic Funds—Blackrock e M Absolute Return F; Blackrock Strategic Funds—Blackrock Systematic Global e F; Bmo Msci Emerging Markets Index ETF; Bmo Private Emerging Markets Equity Portfolio; Bny Mellon (River and Mercantile) Global Equity FU; Bny Mellon Opportunity Funds—B M Strategic Beta e M e F; Bnym Mellon CF SL Emerging Markets Stock Index Fund; Board of Pensions of the Evangelical Lutheran Church IN Amer; Bridgewater Optimal Portfolio Ii, Ltd.; Bridgewater Optimal Portfolio Trading Company, Ltd; Bridgewater Pure Alpha Sterling Fund, Ltd.; Bridgewater Pure Alpha Trading Company Ii, Ltd.; Bridgewater Pure Alpha Trading Company Ltd.; British Coal Staff Superannuation Scheme; British Columbia Investment Management Corporation; Bureau of Labor Funds—Labor Pension Fund; Bureau of Labor Funds—Labor Retirement Fund; Caisse de Depot ET Placement DU Quebec; Caixa de Previd.Dos Func.Do Banco do Brasil; California Public Employees Retirement System; Calvert Emerging Markets Advancement Fund; Cdn Acwi Alpha Tilts Fund; Central Provident Fund Board; Chang Hwa Com BK Ltd IN Its Cap as M Cust of P Lat A EQ FD; Chevron Master Pension Trust; Chevron UK Pension Plan; CI Wisdomtree E. M. Dividend Index ETF; Cibc Emerging Markets Index Fund; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; City of New York Deferred Compensation Plan; City of New York Group Trust; City of Philadelphia Pub Employees Ret System; Claritas Long Short Master Fundo Investimento Multimercado; Claritas Total Return Master FIM; College Retirement Equities Fund; Colonial First State Investment Fund 50; Commonwealth Bank Group Super; Commonwealth Superannuation Corporation; Compass Emp Emerging Market 500 Volatility Weighted Index e; Connecticut General Life Insurance Company; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; Cornerstone Advisors Global Public Equity Fund; County Employees Annuity and Benefit FD of the Cook County; DB Advisors Emerging Markets Equities—Passive; Desjardins RI Emerging Markets Multifactor—Low C; Deutsche Asset Management S.A. for Arero—Der Wel; Deutsche X-Trackers Msci All World EX US Hedged Equity ETF; Diversified Markets (2010) Pooled Fund Trust; Dust Fundo de Investimento em Ações—BDR Nível I; Dws I. Gmbh for Deam-Fonds Kg-Pensionen; Eaton Vance Collective Investment Tfe Ben Plans em MQ Equ FD; Eaton Vance Int (Ir) F Plc-Eaton V Int (Ir) Par em Mkt Fund; Eaton Vance TR CO CO TR FD—PA Str em Mkts EQ Com TR FD; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Alpha Tilts Fund; Emerging Markets Alpha Tilts Fund B; Emerging Markets Equity Esg Screened Fund B; Emerging Markets Equity Index Esg Screened Fund B; Emerging Markets Equity Index Master Fund; Emerging Markets Index Non-Lendable Fund; Emerging Markets Index Non-Lendable Fund B; Emerging Markets Opportunities LR Fund; Employees Ret System of the State of Hawaii; European Central Bank; Evtc Cit Fof Ebp-Evtc Parametric Sem Core Equity Fund TR; Exelon Generation Comp, LLC Tax Qualified Nuclear Decomm Par; Fideicomiso Fae; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Salem Street T: Fidelity e M Index Fund; Fidelity Salem Street T: Fidelity G EX U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity International Sustaina; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G EX US I FD; Fidelity Sustainable World ETF; First Trust Brazil Alphadex Fund; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Ford Motor CO Defined Benef Master Trust; Ford Motor Company of Canada, L Pension Trust; Forsta Ap-Fonden; Franklin Libertyshares Icav; Franklin Templeton ETF Trust—Franklin Ftse Brazi; Franklin Templeton ETF Trust—Franklin Ftse Latin; Ftse Rafi Emerging Index Non-Lendable Fund; Fundamental Low V I e M Equity; Future Fund Board of Guardians; General Pension and Social Security Authority; Givi Global Equity Fund; Global Alpha Tilts Fund A; Global Alpha Tilts Fund B; Global Ex-Us Alpha Tilts Fund; Global Ex-Us Alpha Tilts Fund B; Global Macro Capital Opportunities Portfolio; Gothic Corporation; Gothic Erp, LLC; Gothic Hsp Corporation; Government Employees Superannuation Board; Guidemark Emerging Markets Fund; Hand Composite Employee Benefit Trust;

(Minutes of the Annual and Extraordinary General Shareholders’ Meeting held on April 15, 2020)

Hospital Authrority Provident Fund Scheme; Hsbc Emerging Markets Pooled Fund; Ibm 401 (K) Plus Plan; Impact Global Alpha Tilts Non-Lendable Fund B; International Expatriate Benefit Master Trust; International Monetary Fund; Invesco Purebetasm Ftse Emerging Markets ETF; Invesco Strategic Emerging Markets ETF; Investeringsforeningen Procapture G Emerging M I F—Acc. KL; Investeringsforeningen Procapture Global AC I Fund—Acc KL; Investors Wholesale Emerging Markets Equities Trust; Irish Life Assurance Plc; Ishares (De) I Investmentaktiengesellschaft Mit TG; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Total International Stock ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares Esg Msci em ETF; Ishares Esg Msci em Leaders ETF; Ishares II Public Limited Company; Ishares III Public Limited Company; Ishares IV Public Limited Company; Ishares Latin America 40 ETF; Ishares Msci Acwi ETF; Ishares Msci Acwi EX U.S. ETF; Ishares Msci Acwi Low Carbon Target ETF; Ishares Msci Brazil ETF; Ishares Msci Bric ETF; Ishares Msci Emerging Markets ETF; Ishares Msci Emerging Markets EX China ETF; Ishares Public Limited Company; Ivesco Ftse Rafi Emerging Markets ETF; Japan Trustee Services Bank, Ltd. Re: Stb Daiwa e e F I M F; Jnl/Mellon Emerging Markets Index Fund; John Hancock Funds II International Strategic Equity Allocat; John Hancock Funds II Strategic Equity Allocation Fund; John Hancock Variable Ins Trust Intern Equity Index Trust; K Investments SH Limited; Kaiser Foundation Health Plan, Inc. Retiree Health; Kaiser Foundation Hospitals; Kaiser Permanente Group Trust; Kapitalforeningen Investin Pro, Global Equities I; Kapitalforeningen Investin Pro, Globale Aktier Ind; Kapitalforeningen Laegernes Pensionsinvestering, Lpi Aem III; Kapitalforeningen Unipension Invest Globale Aktier IV; Kraneshares Msci Emerging Markets EX China Index e; Laerernes Pension Forsikringsaktieselskab; Legal Gen Future Wrd Climate Change Eqty Factors Ind Fund; Legal General Collective Investment Trust; Legal General Global Emerging Markets Index Fund; Legal General Global Equity Index Fund; Legal General Icav; Legal General International Index Trust; Legal and General Assurance Pensions Mng Ltd; Legal and General Assurance Society Limited; Legg Mason Global Funds Plc; Leland Stanford Junior University; Lockheed Martin Corp Master Retirement Trust; Los Angeles County Employees Ret Association; Lvip Ssga Emerging Markets Equity Index Fund; Mackenzie Maximum Diversification Emerging Markets Index ETF; Managed Pension Funds Limited; Mdpim Emerging Markets Equity Pool; Mercer Emerging Markets Shares Fund; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Mineworkers Pension Scheme; Ministry of Economy and Finance; Mip Active Stock Master Portfolio; Momentum Investment Funds Sicav-Sif; Msci Acwi Ex-Fossil Fuels Esg Focus Index Fund B; Msci Acwi Ex-U.S. Imi Index Fund B2; Municipal e Annuity A B Fund of Chicago; Nat West BK Plc as TR of ST James PL GL Equity Unit Trust; National Council for Social Security Fund; Navarro 1 Fund LLC; New South Walles TR Corp as TR for the TC Emer Mkt Shar Fund; New York State Teachers Retirement System; New Zealand Superannuation Fund; Nfs Limited; NN (L); NN Paraplufonds 1 N.V; Norges Bank; Northern Emerging Markets Equity Index Fund; Northern Trust Collective All Country World I (Acwi) E-U F-L; Northern Trust Collective Emerging Markets Index Fund-Lend; Northern Trust Investiment Funds Plc; Northern Trust Ucits Fgr Fund; Ntgi QM Common Daily All Count World Exus Equ Index FD Lend; Ntgi Quantitative Management Collec Funds Trust; Ntgi-Qm Common Dac World Ex-Us Investable Mif—Lending; Ntgi-Qm Common Daily Emerging Markets Equity I F- Non L; Onepath Global Emerging Markets Shares(Unhedged) Index Pool; Panagora Diversified Risk Multi-Asset Fund, Ltd; Panagora Risk Parity Multi Asset Master Fund, Ltd; Parametric Emerging Markets Fund; Parametric Tax-Managed Emerging Markets Fund; Parametric Tmemc Fund, LP; Pensioenfonds Werk EN (Re)Intergratie; People S Bank of China; Philadelphia Gas Works Pension Plan; Pictet—Emerging Markets Index; Pictet CH Institucional-Emerging Markets Tracker; Pictet Global Selection Fund—G G M Fund; Pimco Equity Series: Pimco Rae Emerging Markets Fund; Pimco Equity Series: Pimco Rafi Dynamic Multi-Factor Emergin; Pimco Funds Global Investors Series Plc; Pimco Rae Emerging Markets Fund LLC; Pool Reinsurance Company Limited; Powershares Ftse Rafi Emerging Markets Ucits ETF; Powershares G F Ireland P L C P Ftse Rafi All W 3000 U ETF; Public Employees Retirement Association of New Mex; Public Employees Retirement System of Ohio; Public Pension Agency; Public Sector Pension Investment Board; QS Investors Dbi Global Emerging Markets Equity Fund LP; Qsuper; Resolute Foreign Equity Master Trust Fund; Retirement Income Plan of Saudi Arabian Oil Company; Rockfeller Brothers Fund; Russell Investment Company Public Limited Company; Russell Investment Management Ltd as Trustee of the Russell; Sas Trustee Corporation Pooled Fund; Sbc Master Pension Trust; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerg0ing Markets Large Company Index ETF; Schwab Fundamental Emerging Markets Large Company Index Fund; Scottish Widows Investment Solutions Funds Icvc- Fundamental; Scri Robeco QI Inst Emerg Mkts Enhanced Ind Equities Fund; Scri-Robeco QI Cust Emerg Markets Enhanced Index Equit Fund; Sparta Fundo de Investimento em Ações—BDR Nível I; Spartan Group Trust for Emplyee Benefit Plans: Spartan Emerg; Spdr Msci Acwi Low Carbon Target ETF; Spdr Msci Emerging Markets Strategicfactors ETF; Spdr SP Emerging Markets ETF; Spdr SP Emerging Markets Fund; Squadra Texas LLC; Ssga Msci Acwi Ex-Usa Index Non-Lending Daily Trust; Ssga Msci Brazil Index Non-Lending QP Common Trust Fund; Ssga Spdr Etfs Europe I Plc; Ssga Spdr Etfs Europe II Public Limited Company; ST Str Msci Acwi EX Usa Imi Screened Non-Lending Comm TR FD; Stanlib Funds Limited; State of Minnesota State Employees Ret Plan; State of New Jersey Common Pension Fund D; State of New Mexico State Inv. Council; State of Wyoming; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans;

(Minutes of the Annual and Extraordinary General Shareholders’ Meeting held on April 15, 2020)

State Street Emerging Markets Equity Index Fund; State Street Global Advisors Lux Sicav—S S G e M I e Fund; State Street Global All Cap Equity Ex-Us Index Portfolio; State Street Ireland Unit Trust; State Street R. F. E. M. I. Non-Lending Common T. Fund; Stiching Pensioenfonds Voor Huisartsen; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Pensioenfonds Uwv; Stichting Pggm Depositary; Stichting Philips Pensioenfonds; Sunamerica Series Trust SA Emerging Markets Equity; Sunsuper Superannuation Fund; Superannuation Funds Management Corporation of S Australia; Tages International Funds Icav—Tages Dalton Global Emergin; Teacher Retirement System of Texas; Teachers Retirement System of the State of Illinois; Teorema Fundo de Investimento em Ações; the Bank of N. Y. M. (Int) Ltd as T. of I. E. M. E. I. F. UK; the Bank of N. Y. M. (Inter) Ltd as T. of B. E. M. A. A. F.; the Bank of New York A T F B I P P Trust; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Board of the Pension Protection Fund; the Duke Endowment; the Emerging M.S. of the Dfa I.T.Co.; the Government of His M the S and Y D-P of Brunei Darussalam; the Incubation Fund, Ltd.; the Master Trust Bank of Jap, Ltd. as Tr. for Mtbj400045828; the Master Trust Bank of Jap., Ltd. as Tr. for Mtbj400045829; the Master Trust Bank of Japan, Ltd. as T. for Mtbj400045835; the Master Trust Bank of Japan, Ltd. as TR for Mutb400045792; the Master Trust Bank of Japan, Ltd. as Trustee for Mutb4000; the Master Trust Bank of Japan, Ltd. Trustee Mutb400045794; the Monetary Authority of Singapore; the Nomura T and B CO Ltd RE I e S Index Msci e no Hed M Fun; the Regents of the University of California; the Seventh Swedish National Pension Fund—Ap7 Equity Fund; the Texas Education Agency; Three Mile Island Unit One Qualified Fund; Tiaa-Cref Funds—Tiaa-Cref Emerging Markets Equity I F; Total International EX U.S. I Master Port of Master Inv Port; Trust Custody Services Bank, Ltd. Re: Emerging e P M F; Utah State Retirement Systems; Vanguard Emerging Markets Share Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Public Limited Company; Vanguard Inv Funds Icvc-Vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: International; Verdipapirfondet Klp Aksje Fremvoksende Markeder Indeks I; Verdipapirfondet Storebrand Indeks Alle Markeder; Verdipapirfondet Storebrand Indeks Nye Markeder; Vkf Investments Ltd; Voya Emerging Markets Index Portfolio; Washington State Investment Board; Wellington Management Funds (Ireland) Plc; Wells Fargo BK D of T Establishing Inv F for e Benefit TR; Wells Fargo Factor Enhanced Emerging Markets Portfolio; West Yorkshire Pension Fund; Wisdomtree Emerging Markets Ex-State-Owned Enterprises Fund; Xtrackers; Xtrackers (Ie) Public Limited Company; Xtrackers Msci Acwi EX Usa Esg Leaders Equity ETF; e Xtrackers Msci Emerging Markets Esg Leaders Equity; Ascese Fundo de Investimento em Ações; Bergen FIA—BDR Nível I—IE; Dybra FIA; Dyc Fundo de Investimento em Ações; Dynamo Brasil I LLC; Dynamo Brasil III LLC; Dynamo Brasil IX LLC; Dynamo Brasil V LLC; Dynamo Brasil VI LLC; Dynamo Brasil VIII LLC; Dynamo Brasil XIV LLC; Dynamo Brasil XV LLC; Dynamo Cougar FIA; Monteiro Aranha S/A; Patria Pipe Master Fundo de Investimento em Ações; Patria Private Equity VI Fip Multiestrategia; Sao Fernando IV FIA; e Tnad Fundo de Investimentos em Ações

OTHER ATTENDENCES:

FLAVIO CÉSAR MAIA LUZ – Coodinator of the Audit and Risks Committee

GERALDO TOFFANELLO – President of the Fiscal Council

MARCELO AMARAL MORAES – Member of the Fiscal Council

WILLIAM BEZERRA CAVALCANTI FILHO – Member of the Fiscal Council

MARCIO SERPEJANTE PEPPE – on behalf KPMG Auditores Independentes, independent auditors of the Company

TATIANA AMORIM DE BRITO MACHADO – Chairman of the Meeting

ANDRÉ BRICKMANN ARENO – Secretary of the Meeting

(Minutes of the Annual and Extraordinary General Shareholders’ Meeting held on April 15, 2020)

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

ANNEX I TO THE MINUTES OF THE EXTRAORDINARY AND

ANNUAL GENERAL MEETING HELD ON APRIL 15, 2020

In accordance to CVM Instruction nr 480, of December 7, 2009, with amendments to article 21, § 6 and article 30 § 4, ULTRAPAR PARTICIPAÇÕES S.A. (“Company”) informs below the total number of votes “for”, total number of votes “against” and total number of abstentios of each decision taken:

In Annual General Shareholders’ Meeting:

1.

The approval of the Management Report and the Financial Statements of the Company, as well as the annual accounts, duly instructed with the independent auditors and the Fiscal Council reports, related to the fiscal year ended on December 31, 2019:

Number of votes “in favor”	661,821,916 / 87.9% of present shareholders
Number of votes “against”	12,529/ 0.0% of present shareholders
Number of abstentions	90,777,423 / 12.1% of present shareholders

2.	The approval of the destination of net earnings for the fiscal year ended on December 31, 2019, according to the Management Proposal:

Number of votes “in favor”	719,912,080 / 95.7% of present shareholders
Number of votes “against”	1,687,081/ 0.2% of present shareholders
Number of abstentions	31,012,707/ 4.1% of present shareholders

3.	The approval of the Company’s management compensation, pursuant to the Management Proposal:

Number of votes “in favor”	678,150,906/ 90.1% of present shareholders
Number of votes “against”	1,503,642/ 0.2% of present shareholders
Number of abstentions	72,957,320/ 9.7% of present shareholders

4.	The approval of the election of the Fiscal Council members and its alteratives, pursuant the Management Proposal:

Mr. Geraldo Toffanello (effective) and Mr. Márcio Augustus Ribeiro (alternate)

Number of votes “in favor”	719,379,165/ 95.6% of present shareholders
Number of votes “against”	219,728/ 0.0% of present shareholders
Number of abstentions	33,012,975/ 4.4% of present shareholders

(Minutes of the Annual and Extraordinary General Shareholders’ Meeting held on April 15, 2020)

Mr. Marcelo Amaral Moraes (effective) and Mr. Pedro Ozires Predeus (alternate)

Number of votes “in favor”	719,378,360/ 95.6% of present shareholders
Number of votes “against”	218,923/ 0.0% of present shareholders
Number of abstentions	33,014,585/ 4.4% of present shareholders

Mr. William Bezerra Cavalcanti Filho (effective) and Mr. Carlos Roberto de Albuquerque Sá (alternate)

Number of votes “in favor”	719,579,407/ 95.6% of present shareholders
Number of votes “against”	17,875/ 0.0% of present shareholders
Number of abstentions	33,014,586/ 4.4% of present shareholders

5.	The approval of the compensation of the Fiscal Council members with term of office starting in April 2020, pursuant to the Management Proposal:

Number of votes “in favor”	717,275,693/ 95,3% of present shareholders
Number of votes “against”	27,382/ 0.0% of present shareholders
Number of abstentions	35,308,793/ 4,7% of present shareholders

In Extraordinary General Shareholders’ Meeting:

6.

To ratify the alteration of the number of common shares into which the Company’s capital stock is divided due to partial exercise of the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A., approved by the Extraordinary General Shareholders’ Meeting held on January 31, 2014:

Number of votes “in favor”	732,262,859/ 97.4% of present shareholders
Number of votes “against”	18,474 / 0.0% of present shareholders
Number of abstentions	19,655,284 / 2.6% of present shareholders

ULTRAPAR PARTICIPAÇÕES S.A.

BYLAWS

CHAPTER I

Name, Headquarters, Purpose and Term

Article 1.     The Company is an authorized capital company (sociedade de capital autorizado). The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.

Sole Paragraph. The Company’s listing on the New Market (Novo Mercado) special segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) subjects the Company, its shareholders including controlling shareholders, if applicable, its management and members of the Fiscal Council, if installed, to the Regulations of the New Market of B3 (“New Market Regulation”).

Article 2.     The Company’s headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.

Article 3.     The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies.

Article 4.     The Company is organized for an indefinite term.

CHAPTER II

Capital Stock and Shares

Article 5.     The subscribed and paid-in capital stock is R$ 5,171,751,608.08 (five billion, one hundred seventy-one million, seven hundred fifty-one thousand, six hundred and eight Reais and eight cents), represented by one billion, one hundred and fourteen million, nine hundred and eighteen thousand, seven hundred and thirty-four (1,114,918,734) nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

§1     All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.

§2     The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.

Article 6.     The Company is authorized to increase its capital stock up to the limit of one billion and six hundred million (1,600,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.

Article 7.     The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:

a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;

b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders’ Meeting; and

c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the former shareholders or reduce the period for the exercise thereof.

Article 8.     The Company may grant stock options through stock option plans, approved by a Shareholders’ Meeting, to the management and employees.

Article 9.     Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders’ Meetings.

CHAPTER III

Shareholders’ Meetings

Article 10.     The annual Shareholders’ Meeting shall be called by the Board of Directors within the first four (4) months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company’s interest shall so require.

§1     Documents pertaining to the matters to be deliberated upon at the Shareholders’ Meetings shall be made available to the shareholders, at the Company’s headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.

§2     The Shareholders’ Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders’ Meeting shall be presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.

§3     The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.

Article 11.     Before the Shareholders’ Meeting is commenced, the shareholders in attendance, as duly identified, shall sign the “Shareholders Attendance Register”, which shall contain their names and the number of shares held by each of them.

§1     The list of the attending shareholders shall be closed by the chairman of the Meeting at the time the Shareholders’ Meeting is commenced.

§2     The shareholders who appear at the Shareholders’ Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.

Article 12.     At the Shareholders’ Meeting, the Company and the presiding board shall comply with the following requirements for attendance, in addition to the procedures and requirements provided for by law:

a) Up to forty-eight (48) hours prior to the Shareholders’ Meeting: (i) all shareholders shall furnish to the Company a share statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them of record no more than three (3) days prior to the Shareholders’ Meeting; and (ii) the shareholders represented by proxies shall send to the Company the respective power of attorney;

b) The shareholders organized as investment funds shall send the Company, within the same period mentioned in item (a) above: (i) evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers; (ii) the corporate action of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and (iii) in the event the representative or proxy is a legal entity, the same documents referred to in (ii) of this item, as related thereto;

c) The documents referred to in the preceding items may be presented as copies, however the original documents referred to in item (a), shall be shown to the Company prior to the commencement of the Shareholders’ Meeting, the signatures of which shall not need to be notarized;

d) The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian’s statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the meeting; and

e) In the event the shareholders who were present at the Shareholders’ Meeting (i) were not duly represented; or (ii) did not hold the stated number of shares, the Company shall notify them that, regardless of a new Shareholders’ Meeting, the Company shall disregard the votes of such shareholders, and they shall be liable for losses and damages arising from their acts.

Article 13.     Resolutions of the Shareholders’ Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law or in these Bylaws.

Article 14.     Minutes of the Shareholders’ Meetings shall be kept and signed by the presiding board of the meeting and by the attending shareholders.

Article 15.     The Shareholders’ Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers.

§1     The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, considering the proposal of the People Committee, in accordance with the amount set forth at the Shareholders’ Meeting, in the introductory paragraph of this Article and the competencies of the People Committee, as provided for in Article 41 herein.

§2     The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.

CHAPTER IV

Management – General Rules

Article 16.     The Company shall be managed by a Board of Directors and a Board of Executive Officers.

Sole Paragraph. The commencement of the termof the directors and executive officers, which shall not require the posting of a bond, shall be contingent upon their adhesion to the Disclosure and Trading Policy adopted by the Company and execution of the respective deed of investiture, which shall include consent to the contents of Article 52 hereof.

CHAPTER V

Board of Directors

Section I – Members

Article 17.     The Board of Directors shall be comprised of at least five (5) and at maximum eleven (11) members, all of whom shall be elected and removable at the Shareholders’ Meeting, for a unified term of two (2) years, with reelection being permitted.

§1     The positions of Chairman of the Board of Directors and Chief Executive Officer or principal executive of the Company may not be held by the same individual.

§2     The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.

§3     Observed the requirements set forth in the Company’s corporate policies, the only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders’ Meeting, shall be those who, in addition to complying with legal and regulatory requirements and being of well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company’s interest or those of its controlled companies; it shall be presumed that a person has a conflicting interest with the Company if, cumulatively: (i) he/she has been elected by a shareholder who has also elected a director in a competing company; and (ii) he/she has a subordinate relationship with the shareholder who elected him/her.

§4     Subject to the introductory paragraph of this Article, the number of members who will comprise the Board of Directors for each term of office shall be determined at each Shareholders’ Meeting electing the members of the Board of Directors, and which must be submitted to a vote by the chairman of the Meeting.

Article 18.     The Board of Directors of the Company shall have, at least, thirty percent (30%) or 02 (two), whichever is higher, independent members, pursuant to the New Market Regulation, and the classification of the appointed members of the Board of Directors as independent Directors shall be voted on the Shareholders meeting that elect them.

§1     When, as a result of compliance with the percentage referred to in the introductory paragraph of this Article, the number of directors results in a fraction, such number will be rounded to the immediately higher whole number.

Article 19.     If a member of the Board of Directors fails to meet the requirements set forth in Article 17 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.

Sole Paragraph. The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the independent Directors fails to meet the independence criteria set forth in the New Market Regulation, resulting in noncompliance with the minimum share of thirty percent (30%) of independent Directors, as provided in Article 18 hereof.

Section II – Election

Article 20. Except for the provisions in Article 21, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.

§1     Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.

§2     At the date the Shareholders’ Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147, Paragraph 3 of Law 6,404/76.

§3     The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least five (5) days prior the date of the Shareholders’ Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s internet website and sent by electronic means of communication to the CVM and the B3 notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the shareholders at the Company’s headquarters.

§4     The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to independent Directors, subject to the provisions of Article 18 above, as well as the contents of the new Market Regulation.

§5     The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.

§6     Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders’ Meeting will be elected.

Article 21.     When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight (48) hours in advance of the Shareholders’ Meeting.

§1     The Company, immediately after receiving the request, shall notify the CVM and the B3 by electronic means and post on its internet website that the election will be conducted by cumulative voting.

§2     In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 20, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders’ Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 20 of these Bylaws.

§3     Each shareholder shall be entitled to cast the entirety of the votes to which he/she is entitled on one sole candidate or to distribute them among several candidates; the candidates who received the largest number of votes shall be elected.

§4     Positions that are not filled due to a tie vote shall require a new election, following the same procedure, adjusting the number of votes to which each shareholder will be entitled to the number of positions to be filled.

§5     In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the Shareholders’ Meeting shall entail the removal of the other members, giving rise to a new election.

§6     In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of law no. 6,404/76, shareholders representing ten percent (10%) of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Law 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 20 above.

Article 22.     In the event a director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, three (3) years after the end of the term of office of the respective director.

Article 23.     The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.

Section III – Meetings and Replacements

Article 24. The Board of Directors shall hold regular meetings once every three (3) months and special meetings whenever called by the Chairman or by any two (2) directors.

§1     The meetings of the Board of Directors shall be called in writing, by letter, telegram, fax, e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.

§2     The meetings of the Board of Directors shall be called at least three (3) days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.

§3     In case of urgency, the Chairman of the Board of Directors (or a third party he or she may appoint) may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least two-thirds (2/3) of the elected members attend the meeting.

§4     The directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the director and simultaneous communication with all the other persons present at the meeting. In this case, directors will be considered to be present at the meeting and sign the corresponding minutes.

Article 25.     Except for the provisions in Paragraph 3 of Article 24, the majority of the directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.

Sole Paragraph. In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.

Article 26.     No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company’s interests, as provided for by law.

Article 27.     Except for the provisions in Paragraph 5 of Article 21, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining directors and shall hold the office until the subsequent Shareholders’ Meeting, at which a new director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders’ Meeting shall be called within fifteen (15) days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.

Section IV – Powers

Article 28. The Board of Directors shall have the power to:

a) set the general guidelines of the Company’s and its subsidiaries’ business;

b) elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Investor Relations Officer, and define their duties;

c) oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company or by its subsidiaries;

d) express its opinion with respect to Management Report and the financial statements of the Company, submitting them to the Shareholders’ Meeting for approval;

e) fix the compensation of the members of the Board of Directors and the individual compensation of the Executive Officers of the Company, considering the proposal of the People’s Committee, according to article 41, single paragraph, “b”.

f) define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the People Committee’s proposal;

g) grant stock options under the terms of Article 8 of these Bylaws;

h) call the Shareholders’ Meetings;

i) submit a slate of candidates to the Shareholders’ Meeting for election of directors, pursuant to Article 20 of these Bylaws;

j) propose to the Shareholders’ Meeting the allocation of the balance of the adjusted net profit for the year, as referred to in letter “c”, paragraph one of Article 54 of these Bylaws;

k) approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;

l) pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;

m) submit proposals to the Shareholders’ Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;

n) authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;

o) approve the public issuance of commercial promissory notes by the Company or by its controlled companies;

p) approve the following transactions, either by the Company or by its controlled companies, when the value exceeds five percent (5%) of the Company’s shareholders’ equity: (i) acquisition, disposal or encumbrance of assets; (ii) granting of collateral; (iii) borrowings or waivers of any rights; (iv) investment or investment project; and (v) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership;

q) approve the execution of shareholders’ agreements by the Company or by its controlled companies;

r) select and dismiss the independent auditors, after receiving the Audit Committee’s opinion;

s) express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 (fifteen) days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for the Company and its shareholders as a whole, including with respect to the price and potential impacts on share liquidity; (ii) any alternatives to accepting the tender offer for the shares on free float;

t) approve corporate policies as per the proposals submitted by the relevant entities; and

u) pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.

Article 29. The Chairman of the Board of Directors shall:

a) call the Shareholders’ Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other directors of the meeting;

b) call and preside the meetings of the Board of Directors;

c) communicate the dates of the regular meetings and oversee the Board of Director’s administrative activities; and

d) convey resolutions made by the Board of Directors to the Board of Executive Officers and instruct the latter on the fulfillment thereof.

Article 30.     The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.

CHAPTER VI

Board of Executive Officers

Article 31.     The Board of Executive Officers shall be comprised of up to eight (8) executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Investor Relations Officer.

Sole paragraph.     The term of the members of the Board of Executive Officers shall be 2 (two) years, with reelection permitted, and will continue until each successor is elected.

Article 32.     The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.

Article 33.     The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.

§1     Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-fact, or by two attorneys-in-fact, with specific powers.

§2     The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.

§3     The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.

Article 34.     The Chief Executive Officer shall:

a) direct, instruct and coordinate the activities of the Company;

b) call and preside over the meetings of the Board of Executive Officers; and

c) represent the Company in court, either as plaintiff or defendant.

Article 35. The executive officer exercising the duties of Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company’s securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM’s applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.

Article 36. The executive officers without a specific designation, in addition to their statutory duties, shall perform those duties which may be assigned to them by the Board of Directors.

Article 37. The executive officers shall substitute each other, subject to the following conditions:

a) in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to sixty (60) days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and

b) in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.

CHAPTER VII

Committees

Article 38.     The Company shall have the following support committees attached to the Board of Directors:

(a) Audit and Risks Committee;

(b) People Committee; and

(c) Strategy Committee

§1     Each committee shall have its own internal bylaws, which shall require the approval of the Board of Directors, to govern matters associated with its working and define the role of its coordinator.

§2     The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have specific purposes and may appoint their respective members.

§3     The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit and Risks Committee, the People Committee, the Strategy Committee and other additional committees that may be established by the Board of Directors for assistance in the management of the Company.

Article 39.     Subject to the criteria set forth below, the Committees shall be comprised of at least three (3) members, being at least one of them a Director, all elected by the Board of Directors for a term of office of two (2) years, and the term shall coincide with the term of office of the Directors, with reelection being permitted for successive terms.

§1     During their term of office, the members of each Committee may not be replaced except for the following reasons:

(a) death or resignation;

(b) unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

(c) a substantiated decision of the Board of Directors.

§2     In the event of a vacancy in any member of the Committees, the Board of Directors shall elect a person to complete the term of office of the replaced member.

Section I – Audit and Risks Committee

Article 40.     The Audit and Risks Committee shall include at least one (01) independent Director and at least one (01) member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM.

§1     A single member of the Audit and Risks Committee may concentrate the two foregoing requirements.

§2     The Audit and Risks Committee shall:

(a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditors and their replacement;

(b) review the Management Report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

(c) review the quarterly financial information, interim statements, and financial statements prepared by the Company;

(d) monitor the activities of the Company’s internal audit and internal controls departments, including follow up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

(e) evaluate and monitor the Company’s risk exposure, as per the Risk Management Policy, as well as to provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels;

(f) review, monitor and recommend to management any corrections or improvements to be made to the Company’s corporate policies;

(g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy;

(h) interact with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations, policies and code; and

(i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

Section II – People Committee

Article 41. The People Committee shall be comprised of a minimum of two (2) independent Directors, and the other members may be Directors or not.

Sole Paragraph. The People Committee shall:

(a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the compensation policy and other benefits of the Company and its controlled companies;

(b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting, and propose the individual compensation of the Board of Executive Officers;

(c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and

(d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans.

Section III – Strategy Committee

Article 42. The Strategy Committee shall be comprised entirely of Directors and its duties shall be as follows:

(a) to advise the Board of Directors in overall business direction, as well as in the drafting and monitoring of the Company’s strategic plans and budgets;

(b) to provide its opinion on, and monitor, the Company’s strategic partnerships and main investments, as provided in the Investment Policy; and

(c) to provide its opinion on the capital allocation strategy and on the management of the Company’s portfolio, including mergers and acquisitions.

CHAPTER VIII

Fiscal Council (Conselho Fiscal)

Article 43.     The Company’s Fiscal Council shall be non-permanent and, when installed by the Shareholders’ Meeting as provided in Law 6,404/76, shall be comprised of three (3) members and an equal number of alternate members, with such duties, powers and compensation as provided for by law. The Fiscal Council shall have a term of office of one (1) year, with reelection being permitted.

§1     Once the Fiscal Council has been installed, the commencement of the term of its full and alternate members shall be conditioned on the execution of the respective indeed of investiture, which shall cover their consent to the contents of Article 52 hereof.

§2     The Fiscal Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of such meetings in the Company’s records.

§3     The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Fiscal Council.

CHAPTER IX

Tender Offers

Section I – Sale of a Controlling Interest

Article 44.     A direct or indirect sale of the controlling interest in the Company, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer for shares issued by the Company held by the remaining shareholders, subject to the conditions and terms set forth under the applicable laws and regulations and in the New Market Regulation, in order to provide shareholders equal treatment to that afforded to the seller.

Sole Paragraph. The buyer of a controlling interest shall, after the financial settlement of the foregoing tender offer, take the appropriate actions to, over the course of the subsequent eighteen (18) months, restore the minimum percentage of outstanding shares as per the New Market Regulation.

Section II – Acquisition of Relevant Interest

Article 45.     Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person (“Purchaser of a Relevant Interest”), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing twenty percent (20%) or more of its capital stock (“Relevant Interest”), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six (6) months, adjusted pursuant to the SELIC Rate.

§1     The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within forty-eight (48) hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within thirty (30) days from the date of the notice mentioned in item (a) of this Paragraph.

§2     For purposes of calculating the limit of twenty percent (20%) set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.

§3     The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for effects of such calculation, treasury shares held by the Company.

§4     The obligation to carry out the offer provided for in the introductory paragraph of this Article shall not apply in the event the obligation to carry out the offer provided for in Article 44 applies.

Section III –Deregistration as Publicly-Held Company and Withdrawal from the New Market

Article 46.     The Company’s deregistration as a publicly-held company, shall be preceded by a tender offer for shares at a fair price, such a tender offer to abide by the procedures and requirements set forth in Law 6,404/76 and the CVM regulations governing tender offers for the purposes of deregistration as a publicly held company.

Article 47.     The Company’s withdrawal from the New Market, be it voluntary, mandatory or as a result of a corporate reorganization, shall abide by the rules set forth in the New Market Regulation.

Article 48.     As provided in the New Market Regulation and except for the provisions of Article 49, next, the Company’s voluntary withdrawal from the New Market, in order for its shares to be registered outside the New Market shall be preceded by a tender offer for shares in line with the procedures set forth in CVM Regulations governing tender offers for shares for the purposes of deregistration as a publicly listed company, and the following requirements:

(a) the price of the tender shall be fair and calculated pursuant to the parameters set forth in Article 4-A of Law 6,404/76 and the applicable CVM Regulations;

(b) holders of interests in excess of one-third (1/3) of shares outstanding shall accept the tender offer or explicitly agree with withdrawal from the segment without selling their shares.

Sole Paragraph – For the purposes of Article 48, item “b”, of the present Bylaws, outstanding shares shall be only those whose holders explicitly agree with withdrawal from the New Market or qualify for the tender offer auction as per the CVM regulations governing tender offers for the purposes of deregistration as a publicly listed company.

Article 49. Voluntary withdrawal from the New Market as provided in foregoing Article 48 may take place irrespective of a tender offer if such a waiver is approved by the Shareholders’ Assembly, to convene:

(a)	on first call with the attendance of shareholders representing, at least, two-thirds (2/3) of all shares outstanding; or

(b)	on second call with any number of holders of outstanding shares in attendance.

Sole Paragraph – The decision regarding the foregoing waiver of a tender offer shall be made by a majority vote of the holders of outstanding shares in attendance at the Shareholders’ Meeting;

Article 50. A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Law 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.

Article 51. To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.

CHAPTER X

Arbitration Court

Article 52.     The Company, its shareholders, directors and executive officers and the full and alternate members of the Fiscal Council, if any, are required to submit to arbitration at the Market Arbitration Tribunal, pursuant to the rules thereof, any and all controversies arising between them, either related to or resulting from their status as issuer, shareholders, managers and members of the Fiscal Council, in particular if arising from the provisions set forth in Law 6,385/76, Law 6,404/76, in the Bylaws, in the rules enacted by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, other B3 regulations and the New Market Participation Agreement.

CHAPTER XI

Fiscal Year

Article 53.     The fiscal year begins on January 1st and ends on December 31st of each year.

Article 54.     After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, five percent (5%) of the net profit will be allocated to the legal reserve, up to the limit of twenty percent (20%) of the capital stock.

§1     The remaining profit will have the following destination:

a) fifty percent (50%) for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed; and

b) by proposal of the managing bodies, up to fifty percent (50%) for creating an investment reserve, aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of one hundred percent (100%) of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed one hundred percent (100%) of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and

c) the balance will be allocated according to the resolution adopted at the Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.

§2     The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders’ Meeting, declare interim dividends to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.

§3     Dividends not claimed within three (3) years from the date they were made available to the shareholders shall be forfeited to the Company.

CHAPTER XII

Miscellaneous

Article 55. The Company shall be liquidated as provided for by law, and the Shareholders´ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Fiscal Council to operate during the liquidation process.

Article 56. The minutes of the Shareholders’ Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive Officers, shall be mechanically issued, in separate pages, and signed by the attendees, for subsequent bookbinding. In the event they contain resolutions affecting third parties, they shall be filed with the Commerce Registry Office and published.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2020

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Minutes of the Annual and Extraordinary General Shareholders’ Meeting held on April 15, 2020 and Bylaws of Ultrapar)